UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934  (Amendment No. 5)*

Kaiser Ventures LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

483101101
(CUSIP Number)

Richard E. Stoddard
Chief Executive Officer, President and Chairman of the Board
Kaiser Ventures LLC
337 N. Vineyard Ave., 4th Floor
Ontario, California 91764
(909) 483-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483101101	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Richard E. Stoddard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,668
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,668
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 483101101	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer

This Amendment No. 5 (this “Amendment”) supplements and amends the statement on Schedule 13D filed on May 16, 2011, as amended on October 14, 2011, February 22, 2012, January 7, 2013 and February 12, 2013 (the “Schedule 13D”), by Richard E. Stoddard (the “Reporting Person”), relating to the Class A Units (the “Units”) of Kaiser Ventures LLC, a Delaware limited liability company (the “Issuer”).  The address of the Issuer’s principal executive office is 337 N. Vineyard Ave., 4th Floor, Ontario, California 91764.  There is no public or secondary trading market for the Units. Accordingly, the Units are not registered on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association.

Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 10, 2013, the Board of Managers (the “Board”) of the Issuer adopted a revised Plan of Dissolution and Liquidation for the Issuer (the “Revised Plan”) and approved a revised Second Amended and Restated Operating Agreement for the Issuer (the “Revised Restated Agreement”), which are both subject to approval by the Issuer’s members.  The Revised Plan revises the Plan of Dissolution, and the Revised Restated Agreement revises the New Operating Agreement, to provide that the Liquidation Manager may not acquire any asset of the Issuer or engage in any transaction with the Issuer either directly or indirectly through any person of which the Liquidation Manager is an affiliate by reason of being a trustee, manager, officer, partner, or of which the Liquidation Manager is the direct or indirect beneficial owner of 5% or more of the outstanding capital stock, shares or other equity interest of such person.  Although the Board approved the Revised Plan and Revised Restated Agreement, neither will become effective until approved by the Issuer’s members.

The foregoing summary of the material modifications effected by the Revised Plan and Revised Restated Agreement to the forms of Plan of Dissolution and New Operating Agreement filed as exhibits to Amendment No. 4 to the Schedule 13D filed on February 12, 2013, is qualified in its entirety by the full text of the Revised Plan and Revised Restated Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Amendment and are incorporated herein by reference.

Other than as described above and in the Schedule 13D, the Reporting Person does not have any current plans or proposals beyond those already being undertaken or contemplated by the Issuer relating to any of the following:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of managers or management of the Issuer, including any plans or proposals to change the number or term of managers or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of formation, operating agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of unitholders to less than 300); or (g) any action similar to any of those enumerated above.

CUSIP No. 483101101	13D	Page 4 of 6 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Revised Liquidation Manager Agreement

Effective April 10, 2013, the Issuer entered into the Revised Liquidation Manager Agreement with Richard E. Stoddard, the Issuer’s current President, Chief Executive Officer, and Chairman of the Board of Managers primarily to reflect its agreement with Mr. Stoddard on the nature of a contingent fee to be payable to him as the “Liquidation Manager” under certain circumstances.  The Revised Liquidation Manager Agreement amends and restates the Liquidation Manager Agreement entered into by the Issuer and Mr. Stoddard on January 15, 2013 (the “Original Agreement”).  Although the Board approved and entered into the Revised Liquidation Manager Agreement, such agreement does not become effective until the approval by the Issuer’s members of the Revised Plan and the Revised Restated Agreement and pending such approval, Mr. Stoddard’s Transition Employment Agreement with BSI, filed as Exhibit 99.3 to Amendment No. 4 to the Schedule 13D filed on February 12, 2013, will remain in place.

The following summary is qualified in its entirety by the full text of the Revised Liquidation Manager Agreement, which is filed as Exhibit 99.4 to this Amendment and is incorporated herein by reference.  With the exception of the changes described below, the Revised Liquidation Manager Agreement makes no material modifications to the Original Agreement as originally filed as Exhibit 99.4 to Amendment No. 4 to the Schedule 13D filed on February 12, 2013.

The Revised Liquidation Manager Agreement makes two changes to the compensation payable to Mr. Stoddard in his capacity as Liquidation Manager as originally contemplated by the Original Agreement, as follows:

●
The monthly consulting fee payable to the Liquidation Manager under Section 6 of the Revised Liquidation Manager Agreement will be $23,000 per month in arrears through April 30, 2014 and will then be reduced to $17,500 per month in arrears until June 30, 2014, unless payment of such consulting fee is extended to December 31, 2014, if there is no previous transaction or transactions for all material Eagle Mountain Assets and a transaction or transactions for the sale or other third-party transfer of the Eagle Mountain Assets is reasonably likely to occur on or before December 31, 2014, or if there are material uncertainties with regard to the final liquidation of the Issuer, such as the final resolution of all claims.  The Original Agreement had provided for a similar amount of consulting fees and had contemplated a reduction in the monthly consulting fee over time, but the Original Agreement had not used a fixed date for the reduction from $23,000 per month to $17,500 per month.

●
The Liquidation Manager will be compensated on a contingent basis by being paid a success fee equal to 5% of the gross proceeds collected by the Issuer from any asset sales, after deduction for direct closing costs and expenses.  The success fee will be further reduced by the amount paid to the Liquidation Manager as a monthly consulting fee as of the date of any particular sale of Eagle Mountain Assets.  The success fee will be payable in installments: 60% payable at the closing of the relevant transaction, 30% upon a distribution of proceeds to the members of the Issuer following an asset sale and 10% upon the filing by the Issuer of a certificate of cancellation with the Secretary of State of the State of Delaware.

The Revised Liquidation Manager Agreement clarifies the process by which the Liquidation Manager’s monthly fixed consulting fee would be extended.  The Revised Liquidation Manager Agreement provides that the Liquidation Manager’s monthly consulting fee terminates on June 30, 2014, (the “Monthly Fee Termination Date”) but the Monthly Fee Termination Date may be extended by the Member Representative at the request of the Liquidation Manager up to a date no later than December 31, 2014, if the Member Representative reasonably concludes that (i) a sale of all material Eagle Mountain Assets has not occurred on or prior to June 30, 2014, and the sale of the remaining material Eagle Mountain Assets is reasonably likely to occur on or before December 31, 2014; or (ii) there are material uncertainties with regard to the final liquidation of the Issuer such as the final resolution of all claims.

CUSIP No. 483101101	13D	Page 5 of 6 Pages

Item 7.   Material to be Filed as Exhibits

Exhibit No.

99.1
Plan of Dissolution and Liquidation as approved by the Issuer’s Board of Managers on April 10, 2013 (incorporated by reference to the form thereof attached as Annex A to the Issuer’s preliminary proxy materials on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2013).

99.2
Second Amended and Restated Operating Agreement for the Issuer as approved by the Issuer’s Board of Managers on April 10, 2013 (incorporated by reference to the form thereof attached as Annex B to the Issuer’s preliminary proxy materials on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2013).

99.4
Amended and Restated Liquidation Manager Agreement between Richard E. Stoddard and Kaiser Ventures, LLC dated April 10, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on April 16, 2013).

CUSIP No. 483101101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2013

/s/ Richard E. Stoddard
Name: Richard E. Stoddard